Exhibit (a)(5)(G)

FARUQI & FARUQI, LLP
David E. Bower SBN 119546
10866 Wilshire Boulevard, Suite 1470
Los Angeles, CA 90024
Telephone: 424-256-2884
Facsimile: 424-256-2885
Email: dbower@faruqilaw.com
Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA COUNTY OF SANTA CLARA

BUDY LIAUW, Individually and on Behalf of All Others Similarly Situated,	Case No.: 112CV232989
Plaintiff,
CLASS ACTION COMPLAINT
v.
1. BREACH OF FIDUCIARY DUTY
COMPLETE GENOMICS, INC., CLIFFORD A. REID, CHARLES P. WAITE, JR., C. THOMAS CASKEY, LEWIS J. SHUSTER, ROBERT T. WALL, BGI-SHENZHEN and BETA ACQUISITION CORPORATION,	2. AIDING AND ABETTING
JURY DEMAND
Defendants.
BY FAX

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff Budy Liauw (“Plaintiff’), by his attorneys, makes the following allegations based upon information and belief, except as to allegations specifically pertaining to himself and his counsel, which are based on personal knowledge.

SUMMARY

1. This is a class action brought by Plaintiff on behalf of the common stockholders of Complete Genomics, Inc. (“GNOM” or the “Company”) to enjoin the proposed acquisition of the publicly-owned shares of GNOM’s common stock by BGI-Shenzhen (“BGI”) through its wholly- owned subsidiary, Beta Acquisition Corporation (“Merger Sub”), as detailed herein (the “Proposed Transaction”).

2. On September 17, 2012, GNOM and BGI issued a joint press release announcing that the Company had entered into a definitive Agreement and Plan of Merger, dated September 15, 2012 (“Agreement”) under which BGI will acquire all of the outstanding stock of GNOM, in a transaction valued at approximately $117 million.

3. Pursuant to the terms of the Agreement, which was unanimously approved by the Company’s Board of Directors (“Board”), BGI agreed to commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the Company’s common stock at a price of $3.15 cash per share.

4. The Proposed Transaction is designed to preclude other potential bidders to emerge with superior offers while also precluding shareholders from voicing opposition, as the Merger Agreement contains certain preclusive devices, including a substantial termination fee and a top-up option (“Top-Up Option”), which is coercive because it can be used to reach the 90% threshold to effectuate a short form merger, thus allowing the Company to pursue a merger without a shareholder vote.

5. Additionally, the Short Form Merger will be easily reached because concurrently with the execution and delivery of the Merger Agreement, each of the Company’s directors and executive officers, as well as certain other major stockholders, entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with BGI that in the aggregate delivers 17.5% of GNOM shares to BGI.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

6. On September 25, 2012, GNOM filed a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) recommending that GNOM stockholders approve the Proposed Transaction (“Recommendation Statement”). As described more fully herein, the Recommendation Statement is replete with material omissions and misstatements.

7. The TO-T Tender Offer Statement was also on September 25, 2012, which schedules the expiration of the tender offer for midnight on Tuesday, October 23, 2012.

8. As described below, both the value to GNOM shareholders contemplated in the Proposed Transaction and the process by which defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company. The Individual Defendants’ (defined herein) conduct constitutes a breach of their fiduciary duties owed to GNOM’s shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

PARTIES

10. Plaintiff is, and was at all times relevant hereto, a shareholder of GNOM.

11. Defendant GNOM is a Delaware corporation with its principal executive offices located at 2071 Stierlin Court, Mountain View, California 94043. GNOM is a life sciences company that has developed and commercialized a DNA sequencing platform for human genome sequencing and analysis. This solution combines the Company’s proprietary human genome sequencing technology with its informatics and data management software in an outsourced service model that provides its customers with finished variant reports and assemblies. The sequencing is used by research centers to conduct medical research. The Company’s Common Stock trades on the NASDAQ market under the symbol “GNOM.”

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

12. Defendant Clifford A. Reid (“Reid”) has served as Chairman of the Company’s Board since 2005, when he also became a member of the Board. Reid is a co-founder of GNOM and has served as the Company’s President and Chief Executive Officer (“CEO”) in the past.

13. Defendant Charles P. Waite, Jr. (“Waite”) has served as a member of the Company’s Board since 2006.

14. Defendant C. Thomas Caskey (“Caskey”) has served as a member of the Company’s Board since 2009.

15. Defendant Lewis J. Shuster (“Shuster”) has served as a member of the Company’s Board since 2010.

16. Defendant Robert T. Wall (“Wall”) has served as a member of the Company’s Board since 2010.

17. Defendants Reid, Waite, Caskey, Shuster, and Wall are collectively referred to herein as the “Individual Defendants.”

18. Defendant BGI is a Chinese operator of genome-sequencing centers based in Shenzhen, China.

19. Defendant Merger Sub is a Delaware Corporation and is a wholly-owned subsidiary of BGI (collectively, with BGI, referred to as “BGI”).

20. All defendants are sometimes collectively referred to herein as “Defendants.”

JURISDICTION AND VENUE

21. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

22. This Court has jurisdiction over GNOM as the Company conducts business in California. GNOM’ principal executive offices are located at 2071 Stierlin Court, Mountain View, California 94043. This action is not removable.

23. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of GNOM and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

25. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the directors and/or officers may not take any action that:

a. adversely affects the value provided to the corporation’s shareholders;

b. favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c. contractually prohibits them from complying with their fiduciary duties;

d. will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e. will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

26. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of GNOM, are obligated to refrain from:

a. participating in any transaction where the directors or officers’ loyalties are divided;

b. participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c. unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and care owed to Plaintiff and other shareholders of GNOM, or are aiding and abetting others in violating those duties.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

28. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

29. During all relevant times hereto, Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit BGI to attempt to eliminate the shareholders’ equity interest in GNOM pursuant to a defective sales process; and (ii) permit BGI to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

30. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of GNOM common stock and their successors in interest (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

32. This action is properly maintainable as a class action for the following reasons:

a. the Class is so numerous that joinder of all members is impracticable. As of September 12, 2012, GNOM had 34,385,800 shares of common stock outstanding;

b. questions of law and fact are common to the Class, including, inter alia, the following:

i.	whether the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

ii.	whether the Individual Defendants and BGI have pursued a course of conduct that does not maximize GNOM’s value in violation of the Individual Defendants’ fiduciary duties;

iii.	whether GNOM and BGI aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

iv.	whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;

d. Plaintiffs claims are typical of those of the other members of the Class;

e. Plaintiff has no interests that are adverse to the Class;

f. the prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants; and

g. conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

A.	Background to Merger

33. GNOM is a life sciences company that has developed and commercialized a DNA sequencing platform for human genome sequencing and analysis founded in 2005. This solution combines the Company’s proprietary human genome sequencing technology with its informatics and data management software in an outsourced service model that provides its customers with finished variant reports and assemblies. The sequencing is used by research centers to conduct medical research.

34. On June 5, 2012, GNOM announced that it engaged Jefferies & Company, Inc. (“Jefferies”) as financial advisor to assist it in exploring strategic alternatives.

35. On August 8, 2012, GNOM released its Q2 earnings report for the quarter ending June 30, 2012 in which GNOM reported its highest revenue generating quarter yet, with $8.7M in revenues.

36. In the press release, Reid stated that “[i]n addition to servicing our existing research customers, we made significant progress in establishing our clinical offering,” and added that “[a]t the end of July, we submitted our application for a CLIA license to operate a clinical

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

laboratory and expect to receive our license in the coming months.” GNOM, however, did not host a conference call to discuss their financial results because of their ongoing review of strategic alternatives.

B.	The Proposed Transaction

37. On September 17, 2012, GNOM and BGI issued a joint press release announcing the Proposed Transaction which stated, in relevant part:

Mountain View, CA and Shenzhen, China — Sept. 17, 2012 — Complete Genomics, Inc. (NASDAQ: GNOM) (“Complete”), an innovative leader in whole human genomic sequencing, and BGI-Shenzhen (“BGI”), a leading international genomics company based in Shenzhen, China, today announced that they have entered into a definitive merger agreement. Through this agreement, a wholly-owned U.S. subsidiary of BGI will launch a tender offer to purchase all outstanding shares of common stock of Complete for $3.15 per share in cash, without interest. This price represents approximately a 54% premium to the $2.04 closing price per share of Complete common stock on June 4, 2012, the last trading day prior to Complete’s announcement that it was undertaking an evaluation of strategic alternatives to secure the financial resources needed for continued commercialization of its technology.

Complete’s board of directors has unanimously recommended that stockholders accept the offer and tender their shares. Based on the number of fully diluted outstanding shares of Complete, the aggregate value of the transaction is approximately $117.6 million. In addition, Complete and an affiliate of BGI have entered into an agreement pursuant to which Complete will be provided with up to $30 million in bridge financing for its operations following the signing of the merger agreement.

Complete provides whole human genome sequencing, which is used by research centers to conduct medical research that, in the future, is expected to be used by doctors and hospitals to improve both prevention and treatment of disease. BGI operates international genome sequencing centers, which support genetic research into agriculture, animals and humans and serve researchers around the world including the United States. The combination of the two companies is expected to bring together complementary scientific and technological expertise and R&D capabilities. Complete will continue to be operated as a separate company with headquarters and operations remaining in Mountain View, California.

BGI’s CEO Dr. Wang Jun said, “Complete has developed a proprietary whole human genome sequencing technology that, together with other sequencing platforms used by BGI, will fit well with our research and

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

business requirements and position Complete to become an even more successful global innovator. We look forward to growing the business to improve medical research and, when clinical services are provided, support better disease diagnosis with tools that can be used by doctors and hospitals to treat their patients.”

“With the assistance of our advisors, we engaged in a thorough review of a broad set of possible alternatives for the company, and we believe the transaction with BGI represents the best outcome for our stockholders, offering them liquidity and a premium value,” said Dr. Clifford Reid, chairman and CEO of Complete. “In addition, it offers a great outcome for our customers, present and future. The combination of the companies’ resources provides an opportunity to accelerate our vision of providing researchers and physicians with the genomic information needed to prevent, diagnose, and treat cancers and other genetic diseases.”

The Offer and the Merger

Under the terms of the definitive merger agreement, a wholly-owned subsidiary of BGI will commence a tender offer to purchase all of the outstanding shares of Complete common stock for $3.15 per share in cash, without interest, within seven business days and the tender offer will remain open for a minimum of 20 business days following the commencement. All of Complete’s directors and executive officers as well as certain other major stockholders, who collectively own approximately 17.5% of the outstanding common stock of Complete, have entered into a tender and support agreement and have agreed to tender all of their shares pursuant to the tender offer. The tender offer is conditioned upon the satisfaction of various conditions, including, at least a majority of the outstanding common stock of Complete (determined on a fully diluted basis) being tendered, the termination of any waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, clearance by the Committee on Foreign Investment in the United States, the approval of certain governmental authorities in the People’s Republic of China, as well as the satisfaction of other customary conditions. The transaction is expected to be completed in early 2013. The merger agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $3.15 per share in cash, without interest.

38. GNOM and an affiliate of BGI also entered into an agreement pursuant to which the affiliate will loan to GNOM up to $30 million (the “Note”) following the signing of the Merger Agreement.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

39. The consideration offered to GNOM public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of GNOM common stock is materially in excess of the amount offered. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

40. While Defendants tout the “premium” as evidence of a fair price; however, the $3.15 price per share is well below the Company’s 52-week high of $7.73. Additionally, at least one analyst has set a target price of $5 for the Company.

41. While the Proposed Transaction does not maximize shareholder value, certain of the Company’s named executive officers and board members will receive significant compensation in the form of severance payments and accelerated vesting of stock options and restricted stock – benefits that are not otherwise available to the Class.

42. For example, Defendant Reid stands to benefit considerably as a result of the Proposed Transaction. Pursuant to the Executive Change in Control and Severance Plan that became effective in May 2011, the Company will provide to Reid continuation of his base salary for eighteen months following the termination date, eighteen months of his targeted cash bonus over that period and all stock options, restricted stock and other equity awards outstanding automatically vest in full and become fully exercisable, amounting to nearly $1.6 million in cash.

C.	The Preclusive Deal Protection Devices

43. In addition to the woefully inadequate consideration offered to GNOM shareholders, the entire process deployed by GNOM and BGI was also unfair and inadequate. Namely, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

44. Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable “Top-Up Option” which the GNOM Board granted to BGI. The Top-Up Option is contained in Section 1.8 of the Merger Agreement and states that in the event BGI falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under Section 253 of the Delaware General Corporation Law, BGI may purchase, at its option, the number of shares necessary for it to exceed the ninety percent threshold. The Top-Up Option therefore allows BGI to pursue a merger without ever having to conduct a shareholder vote.

45. Further ensuring the consummation of the deal, each of the Company’s directors and executive officers, as well as certain other major stockholders, entered into the Tender and Support Agreement with BGI that in the aggregate delivers 17.5% of GNOM shares to BGI. Over 90% of the shares to be delivered pursuant to the agreement are managed by the venture capital firms Essex Woodlands Health (“Essex”) and OVP Venture Partners (“OVP”). Defendant Waite is a general partner of OVP while Defendant Caskey is an adjunct partner at Essex.

46. Moreover, §5.3 of the Merger Agreement, titled “No Solicitation of Transactions,” contains a provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by BGI. It further demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

47. Pursuant to §5.3(c) of the Merger Agreement, if the Company so much as receives a competing proposal from an unsolicited bidder, it must notify BGI within 24 hours by way of a reasonably detailed summary. Indeed, the Company must also provide BGI with written notice at least 24 hours prior to any meeting of the Company’s Board at which it is reasonably expected to consider and acquisition proposal.

48. Further, pursuant to §5.3(f), if the Company receives an unsolicited offer that the Board determines constitutes a superior proposal, the Board must provide written notice to BGI of the superior proposal within five (5) business days of effecting a change of recommendation or

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

terminating the Proposed Transaction and must negotiate with BGI (should BGI prefer to negotiate) so that BGI has the opportunity to adjust the terms and conditions of the Merger Agreement so that the competing proposal ceases to be a superior proposal. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor BGI and piggy-back upon the due diligence of the foreclosed alternative bidder.

49. In addition, §7.2 of the Merger Agreement provides that GNOM must pay to BGI a termination fee of $4 million (representing approximately 3.4% of the purchase price) plus 4% of any draw then funded under the Note (whereby a BGI subsidiary will lend to GNOM up to $30,000,000) if the Company decides to pursue another offer (or if BGI terminates the Proposed Transaction), thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

50. Also, pursuant to the Note, proceeds of up to $30 million will be available through multiple draws, the first of which being $6 million on October 1, 2012. Further thwarting the likelihood of a competitive bid, according to the terms of the Note, the principal amount and all accrued and unpaid interest shall be convertible by the lender at any time following the termination of the Merger Agreement, thus making GNOM less likely to terminate and any potential bidder more likely to increase a potential offer.

51. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

D.	The Inadequate Recommendation Statement

52. On September 25, 2012, GNOM filed the Recommendation Statement which provides some discussion of the history of the negotiations between GNOM and BGI. However,

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

the Recommendation Statement is woefully deficient, in that material information has not been provided to GNOM stockholders in order for them to decide whether to approve the Proposed Transaction. The Recommendation Statement contains material omissions in the background of the merger section and in the summary analyses of the financial advisors, including the following:

(a) According to the Recommendation Statement, the Company’s Board held a special meeting on September 23, 2012 at which it directed management and the Company’s financial and legal advisors to communicate to BGI the Company’s position on certain terms. Over the course of the following two days, management and the advisors discussed remaining issues with BGI management. However, while these terms were important enough to require additional negotiation and special meetings, the Recommendation Statement failed to disclose the nature of these terms.

(b) The Recommendation Statement fails to disclose the multiples observed by Jefferies for each of the companies in the Selected Companies Analysis. This information is material, because shareholders are forced to rely on relatively limited information, and, without further disclosure regarding these selected companies, they will be unable to properly determine if the selected comparable companies are truly comparable;

(c) The Recommendation Statement fails to disclose, in Jefferies’ Discounted Cash Flow Analysis (“DCF”), the manner in which stock-based compensation was treated and how any Net Operating Losses (“NOLs”) were treated in the DCF. Absent these critical inputs, GNOM shareholders will be unable to determine whether the DCF is reliable.

(d) In the section including management’s projected financial information, the Recommendation Statement fails to disclose projected free cash flow information, which is necessary and material information upon which a shareholder may rely when considering the dependability of the Recommendation Statement.

(e) The Recommendation Statement also does not make clear whether Jefferies has performed any services for BGI, and if so, what compensation was received.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

53. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties against Individual Defendants

54. Plaintiff repeats and realleges each allegation set forth herein.

55. Defendants have violated fiduciary duties of care, loyalty, candor, disclosure and independence owed to public shareholders of GNOM and have acted to put their personal interests ahead of the interests of GNOM shareholders.

56. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in GNOM.

57. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of GNOM because, among other reasons, they failed to take steps to maximize the value of GNOM to its public shareholders, instead favoring their own, or their fellow directors’ or executive officers’ interests to secure all possible benefits with a friendly suitor, rather than protect the best interests of GNOM’s shareholders.

58. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and GNOM’s shareholders all material information necessary to cast informed shareholder votes on the Proposed Transaction.

59. The Individual Defendants dominate and control the business and corporate affairs of GNOM, and are in possession of private corporate information concerning GNOM’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of GNOM which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

60. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

61. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of GNOM’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

62. Unless Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

63. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against

GNOM and BGI for Aiding and Abetting the

Individual Defendants Breach of Fiduciary Duty

64. GNOM and BGI have acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to GNOM’s public shareholders, and have participated in such breaches of fiduciary duties.

65. GNOM and BGI knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, GNOM and BGI rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

66. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

A. Declaring this action to be a proper class action and certifying plaintiff as class representative and plaintiffs counsel as class counsel;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

B. Preliminarily and permanently enjoining defendants from disenfranchising the Class and effectuating the Proposed Transaction;

C. Declaring that the Individual Defendants have breached their fiduciary duty to plaintiff and the Class;

D. Awarding fees, expenses and costs to plaintiff and plaintiffs counsel; and

E. Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: September 25, 2012

FARUQI & FARUQI, LLP

By:
David E. Bower

10866 Wilshire Boulevard, Suite 1470
Los Angeles, CA 90024
Telephone: 424-256-2884
Facsimile: 424-256-2885
Email: dbower@faruqilaw.com

FARUQI & FARUQI, LLP
Juan E. Monteverde
369 Lexington Ave., Tenth Floor
New York, NY 10017
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

Attorneys for Plaintiff

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY